

Mail Stop 4546

November 30, 2016

Jonathan M.N. Rigby
President and Chief Executive Officer
SteadyMed Ltd.
2603 Camino Ramon, Suite 350
San Ramon, CA 94583

> **Re:** **SteadyMed Ltd.**
> **Registration Statement on Form S-3**
> **Filed November 18, 2016**
> **File No. 333-214707**

Dear Mr. Rigby:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Prospectus Cover Page

1. It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Jonathan M.N. Rigby
SteadyMed Ltd.
November 30, 2016
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael E. Tenta, Esq.
Cooley LLP